Filed Pursuant To Rule 433

Registration No. 333-209926

May 11, 2016

SPDR® Gold Shares ETF
Capital Markets Perspective	GLD

SPDR Gold Shares (GLD®) was the first US-listed gold bullion-backed exchange traded fund (ETF). Other products have launched since GLD’s 2004 debut, but GLD is the clear choice for institutional investors1 who understand that when choosing a gold ETF, there are many factors to consider.

Liquidity

One factor to consider for institutional investors is the market size, because trading volume is a key determinant of cost. GLD is the most traded gold ETF in the US, with a 12-month average daily notional trading volume 13 times higher than its closest competitor.

12-Month Average Daily Notional Trading Volume

GLD	$859,892,021	IAU	$64,652,682

Source: Bloomberg Finance, L.P., State Street Global Advisors (SSGA), as of 4/29/2016.

The trading volume table above includes GLD and its biggest US-listed competitor in terms of assets under management, the iShares Gold Trust (IAU). Inception dates: GLD: 11/18/2004, IAU: 1/21/2005.

Higher liquidity tightens bid-ask spreads, lowering trading costs for investors, whether they are buying, selling or rebalancing. Also, each share of GLD amounts to about 10 times more gold exposure than shares of IAU, GLD’s biggest competitor by assets.2 That means that for any given transaction, total per-share trading costs associated with the same amount of gold exposure are about 10 times less using GLD than using IAU.

Bid/Ask Spread Comparison

	GLD	IAU
Share Price	$123.65	$12.48
Bid/Ask Spread ($)	0.01	0.01
Bid/Ask Spread (bps)	0.85	8.01

Source: Bloomberg Finance, L.P., SSGA, as of 4/29/2016.

Share price is as of 4/29/2016. Bid/Ask Spread data is for the month of April 2016. Past performance is not a guarantee of future results.

The table above shows GLD and its biggest US-listed competitor, the iShares Gold Trust (IAU). Inception dates: GLD: 11/18/2004, IAU: 1/21/2005.

That’s why the bid-ask spread on GLD, measured in basis points, is lower than IAU’s in the following table.

Trading Comparison

GLD’s higher share price is also a factor in its advantage for large investors. Compare a hypothetical $1 million dollar investment in GLD versus IAU. The same $1 million investment buys 8,087 shares of GLD, compared to 80,128 shares of IAU.

Gold Exposure Comparison

	GLD	IAU
Investment	$1,000,000	$1,000,000
Share Price	$123.65	$12.48
Bid/Ask Spread	$0.01	$0.01
Trading Cost	$80.87	$801.28
Shares Purchased	8,087	80,128

Source: Bloomberg Finance, L.P., SSGA, as of 4/29/2016.

Past performance is not a guarantee of future results.

Because investors need to buy roughly 10 times as many shares of IAU as GLD shares for similar gold exposure, costs related to bid-ask spreads and commissions are 10 times as much on IAU than on GLD, when those fees are paid on a per-share basis.

Options Liquidity

Trading GLD options is less expensive for the same reasons as trading GLD shares. GLD’s options market is more than 1,258 times larger than its closest competitor, IAU, as the table below shows. The higher volume means tighter spreads and lower trading costs using GLD options versus using IAU options.

Notional Options Open Interest

GLD	$42,558,499,980	IAU	$33,839,520

Source: Bloomberg Finance, L.P., SSGA, as of 4/29/2016.

SPDR® Gold Shares ETF Capital Markets Perspective

Also, the trading costs related to options is subject to the same per-share realities as trading GLD shares. For the same-sized transaction, the total bid-ask spread costs trading GLD options will be about one-tenth as much as using IAU options.

Securities Lending Revenue Comparison

	GLD	IAU
Average Total Balance ($m)	$424.07	$74.72
Average Utilization Rate (%)	35.04	22.41
Average Security Lending Fee (bps)	22.17	24.27

Source: Markit, SSGA, as of 3/31/2016.

ssga.com | spdrs.com

Securities Lending Revenue

Securities lending can potentially offset costs for institutional investors because of the revenues it can generate. The average amount on loan of GLD shares in all of 2015 was $340 million, compared to $70 million for IAU. It is key to note that the gold backing GLD’s shares is never traded, leased or loaned.

[1]	GLD captured 97% of net new assets among the 20 largest holders of gold ETFs in 2015. Source: SSGA
[2]	At GLD’s inception, each GLD share represented about 1/10 of an ounce of gold. But accumulated expenses related to GLD’s expense ratio has caused this relationship to shift over time. As of 3/31/2016, each GLD share equaled about 1/9.558 of an ounce of gold.

After IAU’s 10-for-1 share split, payable June 23, 2010, one IAU share represented about 1/100 of an ounce of gold. This relationship, too, has shifted over time due to accumulated expenses related to IAU’s expense ratio. As of 3/31/2016, each IAU share equaled about 1/96.44 of an ounce of gold.

For investment professional use only. Not for public use.

Important Risk Information

ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.

While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.

There can be no assurance that a liquid market will be maintained for ETF shares.

Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

The funds presented herein have different investment objectives, costs and expenses. Each fund is managed by a different investment firm, and the performance of each fund will necessarily depend on the ability of their respective managers to select portfolio investments. These differences, among others, may result in significant disparity in the funds’ portfolio assets and performance. For further information on the funds, please review their respective prospectuses.

Securities lending programs and the subsequent reinvestment of the posted collateral are subject to a number of risks, including the risk that the value of the investments held in the collateral may decline in value and may at any point be worth less than the original cost of that investment.

Investing in commodities entail significant risk and is not appropriate for all investors.

Important Information Relating to SPDR Gold Shares Trust (“GLD™”):

The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling 866.320.4053.

GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.

Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by clicking here.

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For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 0211. T: 866 320 4053. spdrgoldshares.com.

Not FDIC Insured • No Bank Guarantee • May Lose Value

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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.